UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

NL ONE CORPORATION

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

629158106

(CUSIP)

Thomas DeNunzio 780 Reservoir Avenue, #123 Cranston, RI 02910 Phone: 401-641-0405

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2015

              (Date of Event Which Requires Filing of This Statement)

If the filing person or entity has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   |_|

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Thomas DeNunzio

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	|_|
	(b)	|_|

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
334,005,500
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
334,005,500
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OR ENTITY

                                            334,005,500

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              95.73%

(14)	TYPE OF REPORTING PERSON/ENTITY

                                            Person

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of NL One Corp., a Nevada corporation, with a mailing address at 780 Reservoir Avenue, #123 Cranston RI 02910.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Thomas DeNunzio whom represents the shareholder herein, hereinafter sometimes referred to as the “Reporting Entity” or “Reporting Entity.” Thomas DeNunzio has an address of 780 Reservoir Avenue, #123 Cranston, RI 02910.

During the past ten years, the Reporting Person (including its control party) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 29, 2014 Thomas DeNunzio using personal funds purchased 20,008,000 shares of issuer’s common stock from registrant’s former director, Diane Harder for Ten Thousand Dollars. On August 18, 2014 Thomas DeNunzio was issued 314,000,000 shares of restricted stock.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the first transaction was for Thomas DeNunzio to obtain the controlling interest of common stock in the Company. The second transaction’s purpose was to issue Mr. DeNunzio restricted shares of common stock for services rendered in developing the Company’s business plan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Thomas DeNunzio is the beneficial owner of 334,005,500 shares of the Issuers Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: February 19, 2016

/s/ Thomas DeNunzio
Thomas DeNunzio